Exhibit (e)(2)

                  AUTOMATIC DIVIDEND INVESTMENT PLAN AGREEMENT

     THIS AGREEMENT, by and between The Bank of New York, a commercial bank organized and existing under the laws of the State of New York ("Bank"), William O'Neill & Co., Inc. a registered broker/dealer ("O'Neill) and CNA Income Shares, Inc., a registered closed-end, diversified management investment company, dated as of April 1, 1986.

                                  WITNESSETH:

     WHEREAS, CNA Income Shares, Inc. ("CNA") is registered as a closed-end, diversified, management investment company under the Investment Company Act of 1940, as amended; and

     WHEREAS, CNA has adopted an "Automatic Dividend Investment Plan" ("Plan"), whereby those shareholders that participate in the Plan ("Participants") may make voluntary payments and also agree to have all dividends and distributions on their shares invested in additional shares of CNA stock as long as they continue to participate in the Plan; and

     WHEREAS, O'Neill has been appointed as Purchasing Agent by the Participants in the Plan; and

     WHEREAS, CNA will bear the costs of administering the Plan.

     NOM THEREFORE, Bank, CNA and O'Neill, in consideration of the premises and of other good and valuable consideration, receipt of which is hereby acknowledged, and intending to be legally bound, do hereby agree as follows:

                  REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS

     1. Promptly after the last trading day in any month in which a dividend or other distribution has been declared by the Board of Directors of CNA, Bank or its duly authorized agent, will inform O'Neill, as Purchasing Agent, of the net asset value per share as of the close of business on such last trading day, the dollar amount available fur the purchase of shares of CNA and the dividend payment date. As use herein, the term "trading day" shall mean any day on which the major securities markets are open for business.

     2. Upon receipt of such information, O'Neill, as Purchasing Agent, will use its best efforts to buy CNA shares for the accounts of Participants, in accordance with the terms of the Automatic Dividend Investment Plan Agreement between the CNA and O'Neill dated July 28, 1978, attached hereto as Exhibit I. The term "Record Keeping Agent" as used in the automatic Dividend Investment Plan Agreement shall mean the Bank.

                               VOLUNTARY PAYMENTS

     3. Promptly after the last trading day of each month, Bank or its duly authorized agent, will inform O'Neill, as Purchasing Agent, of the total dollar amount of voluntary payments received from shareholders during that month for the purchase of shares of CNA.

     4. Upon receipt of such information, O'Neill, as Purchasing Agent, shall invest the total dollar amount of voluntary payments in shares of CNA in Open Market Purchases. If dividends and distributions are being used to make Open Market Purchases at any time that voluntary payments are also being used to make Open Market Purchases, voluntary payments and dividends and distributions may be combined into one purchase program as provided in the ADIP Agreement.

                                    GENERAL

     5. Promptly after completion of each purchase of shares of CNA, O'Neill will give written confirmation of the same to Bank or its duly authorized agent including copies of relevant trade data such as the number of shares purchased, the purchase price, and the costs of purchase. Should O'Neill not be able to complete the market purchases prior to such dividend payment date, O'Neill will promptly notify Bank or its duly authorized agent.

     6. Bank as Transfer Agent for CNA, or its duly authorized agent, will maintain the individual shareholder account records of the Participants and will furnish each Participant with written confirmation of any dividend or voluntary payment transaction in his or her account, including information needed for tax purposes or other personal needs. O'Neill shall not be responsible for the performance of any of the functions described in this paragraph.

     7. CNA hereby agrees to pay O'Neill a commission of eight cents per share for each Open Market purchase transaction, or fee of $100 per dividend or other distribution invested in stock issued by CNA.

     8. O'Neill may resign as Purchasing Agent by giving 90 days' written notice to Bank and CNA at the addresses provided in paragraph 10 hereto. Such resignation shall not be effective until such written notice is so delivered. When such resignation is effective, Bank or its duly authorized agent shall be responsible for giving notice of such resignation and of any successor to the Participants at their last address of record. Such notice may be given along with Bank's communications with the Participants in connection with the next regular CNA cash dividend.

     9. It is expressly agreed by the parties hereto that neither CNA nor Bank shall be responsible for the time, manner, or amounts of purchases made by O'Neill pursuant to paragraph 2 and 4 hereof, and that O'Neill hereby assumes full responsibility therefor.

     10. Any notice given to Bank or to O'Neill hereunder shall be sufficiently given if sent by First Class mail, postage prepaid, addressed (until another address is delivered in writing to the other party) as follows:

                              If to Bank:
                              The Bank of New York
                              90 Washington Street
                              New York, NY 10015

Attention: Joseph Affuso                Attention: Carl P. Bendas
           Assistant Secretary                     Assistant Secretary
           Dividend Reinvestment                   CNA Income Shares, Inc.
           Department -- 18th Floor                Administrator -- 27th Floor

           If to O'Neill:
           William O'Neill & Co., Inc.
           11915 La Grange Avenue
           Los Angeles, CA 90025
           Attention: William Johnson

           If to CNA:
           CNA Income Shares, Inc.
           CNA Plaza -- 41S
           Chicago IL 60685
           Attention: Secretary

     11. This Agreement may be modified in writing by a Supplemental Agreement signed by Bank, CNA and O'Neill, or their respective successors, provided such Supplemental Agreement is not inconsistent with the Terms and Conditions of the Plan.

     12. This Agreement shall terminate on the first to occur of termination of the Plan or termination of the Agreement of even date herewith between Bank and CNA pertaining to Bank's appointment as administrator of the Plan and as CNA's transfer agent and dividend disbursing agent.

     13. This Agreement shall be governed by and construed in accordance with the laws of New York.

IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first above written.

(SEAL)                                       The Bank of New York

Attest: /s/ Carl Bendar                      By: /s/
       --------------------------                ----------------------------
       Assistant Secretary                       Vice President


(SEAL)                                       William O'Neill & Co., Inc.

Attest: /s/ George W. Gregory                By: /s/
       --------------------------                ----------------------------
       Title:                                    Vice President


(SEAL)                                       CNA Income Shares, Inc.

Attest: /s/ Robert E. Wetzel                 By: /s/ Kathryn H. Frank
       --------------------------                ----------------------------
       Secretary                                 Vice President